# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Electra Battery Materials Corp, CIK 0001907184
CUSIP: 28474P706
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, 40 TEMPERANCE ST., TORONTO, Ontario Canada (A6), M5H 0B4
Date of event which requires filing of this statement: 07/21/2025
Filed by CIK 0000919185
Persons authorized to receive notices and communications: Kirk Rule, Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, New York (NY), 10172, 212-287-2500; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Highbridge Capital Management, LLC (CIK 0000919185): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 3,587,438; shared voting power 0; sole dispositive power 3,587,438; shared dispositive power 0; aggregate amount beneficially owned 3,587,438 (9.9% of the class)
  Comment: Includes 1,401,919 Common Shares (as defined in Item 2(a)) issuable upon exercise of warrants and 2,184,440 Common Shares issuable upon conversion of convertible notes. As more fully described in Item 5, the reported warrants and convertible notes are subject to 9.9% beneficial ownership blockers and the percentage set forth in row (13) gives effect to such blockers. However, rows (7), (9) and (11) show the number of Common Shares that would be issuable upon the full exercise of the reported warrants and the full conversion of the reported convertible notes. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (7), (9) and (11).

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Electra Battery Materials Corp
Address of issuer's principal executive offices: SUITE 3200, BAY ADELAIDE CENTRE, 40 TEMPERANCE ST., TORONTO, Ontario Canada (A6), M5H 0B4

## Item 2. Identity and Background
Name of person filing:
This statement is filed by Highbridge Capital Management, LLC ("Highbridge Capital" or, the "Reporting Person"), a Delaware limited liability company and the investment adviser to Highbridge Tactical Credit Master Fund, L.P. and Highbridge Tactical Credit Institutional Fund, Ltd. (collectively, the "Highbridge Funds"), with respect to the common shares, no par value ("Common Shares"), of Electra Battery Materials Corp. (the "Issuer") and the Common Shares issuable upon the exercise of warrants and the conversion of convertible notes directly held by the Highbridge Funds.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of the securities reported herein.
Residence or business address: The principal business address of the Reporting Person is 277 Park Avenue, 23rd Floor, New York, New York 10172.
Present principal occupation or employment: Highbridge Capital is primarily engaged in the business of providing management services to investment funds and is the investment manager of the Highbridge Funds.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or violation with respect to such laws.
Citizenship: Highbridge Capital is a Delaware limited liability company. Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D, and is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds for the purchase of the securities reported herein were derived from general working capital of the Highbridge Funds. A total of approximately $16,597,914 was paid to acquire such securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person originally acquired the securities reported herein for investment purposes in the ordinary course of business and not with the purpose, nor with the effect, of changing or influencing the control or management of the Issuer.

The Reporting Person has engaged in, and intends to continue to engage in, communications with the Issuer's management and board of directors, other current and prospective holders of the Issuer's equity and debt securities, and other third parties about, and intends to negotiate agreements with the Issuer regarding, a broad range of consensual transactions intended to deleverage and recapitalize the Issuer to support the Issuer's continued operations and development of its cobalt sulfate refinery. Any such transactions may involve, among other things, changes in the Issuer's capital structure, corporate governance, constituent documents and board composition, the exchange of some or all of the securities and royalty rights reported herein for newly issued equity or debt securities of the Issuer and its subsidiaries, and the acquisition of newly issued equity or debt securities of the Issuer and its subsidiaries for cash. Any such transactions may result in the Reporting Person and the Named Holders (as defined below) requesting or obtaining representation on the Issuer's board of directors, acquiring control of a majority of the Issuer's outstanding equity securities, or any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

With respect to the foregoing, the Reporting Person has initiated discussion with the holders of the Issuer's debt securities named in Item 5 hereto (the "Named Holders"). The Reporting Person, together with the Named Holders, may engage with the Issuer on the matters set forth in the preceding paragraph, and may in the future take actions concerning its respective investments in the Issuer with respect thereto. There can be no guarantee that the Reporting Person will make any proposal regarding any of the matters set forth in the preceding paragraph, either on its own or in conjunction with some or all of the Named Holders, and if any such proposal is made, the Reporting Person can provide no assurances such proposal will be accepted or that it will successfully consummate any proposed transaction. To facilitate its consideration of such matters, the Reporting Person, together with the Named Holders, have retained, or intend to retain, consultants, legal counsel and advisors.

The Reporting Person may also, from time to time, engage in discussions with members of the Issuer's management and board of directors, other current and prospective holders of the Issuers' equity and debt securities, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which (in addition to the matters discussed above) may include, among other things, the Issuer's business, management, capital structure, capital allocation, corporate governance, board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions and negotiations referenced above, the Issuer's financial position and investment strategy, results and strategic direction, actions taken by the Issuer's management and board of directors, price levels of the Issuer's securities, other investment opportunities available to the Reporting Person, conditions in the securities market, and general economic and industry conditions, the Reporting Person intends to consider, explore, and develop plans and may in the future take such actions with respect to its investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with the Issuer's management and board of directors, engaging in discussions with holders of the Issuer's equity and debt securities and others about the Issuer and the Reporting Person's investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, strategic transactions, including business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer, board composition and structure, operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or take any other actions with respect to its investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person may at any time reconsider and change its plans or proposals relating to the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by the Reporting Person. The aggregate percentage of Common Shares reported to be beneficially owned by the Reporting Person is based upon 17,962,173 Common Shares outstanding as of June 25, 2025, as reported in the Registration Statement on Form F-3 filed with the Securities and Exchange Commission (the "SEC") on June 27, 2025, and assumes exercise of warrants and conversion of convertible notes, subject to the 9.9% Blockers (as defined below).

It has come to the attention of the Reporting Person that as of December 31, 2022, the Reporting Person triggered a Schedule 13G reporting obligation as a result of the Common Shares becoming registered under Section 12 of the Exchange Act during 2022. As of December 31, 2022, the Reporting Person may have been deemed to beneficially own 2,254,588 Common Shares issuable upon conversion of convertible notes, which represented 6.0% of the outstanding Common Shares which is based upon 35,185,977 Common Shares outstanding as of December 31, 2022, as reported in the Issuer's Annual Report on Form 40-F for the fiscal year ended December 31, 2022 filed with the SEC on April 5, 2023, and assumes conversion of the convertible notes held at such time. As of December 31, 2023, the Reporting Person held warrants exercisable and convertible notes convertible into an aggregate of 10,557,466 Common Shares, which, due to the 9.9% Blockers, represented beneficial ownership of 9.9% of the outstanding Common Shares which is based upon 55,851,327 Common Shares outstanding as of December 31, 2023, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on May 16, 2024. The positions reported as of December 31, 2022 and as of December 31, 2023 have not been adjusted to reflect the 1-for-4 reverse stock split effected by the Issuer on January 2, 2025. The Reporting Person's beneficial ownership percentage has remained at 9.9% of the outstanding Common Shares from December 31, 2023 through the date of the filing of this statement.

Pursuant to the terms of the warrants and convertible notes beneficially owned by the Reporting Person referred to in this filing, the Reporting Person cannot (and could not) exercise or convert any of the warrants and/or convertible notes if the Reporting Person (or any "group" of which the Reporting Person is a member) would beneficially own, after any such exercise or conversion, as applicable, more than 9.9% of the outstanding Common Shares (the "9.9% Blockers"). Consequently, at this time, the Reporting Person is not able, and as of December 31, 2023, the Reporting Person was not able, to exercise or convert all of such warrants and convertible notes due to the 9.9% Blockers. The percentage set forth in Row (13) of the cover page and in the footnote set forth on the cover page for the Reporting Person give effect to the 9.9% Blockers.

As a result of the Reporting Person's involvement in the discussions and potential actions described in Item 4 of this Schedule 13D, the Reporting Person and the Named Holders may be deemed to be member of a "group" for the purposes of Section 13(d)(3) of the Exchange Act, which may consist of the Reporting Person, Whitebox Advisors LLC, Whitebox General Partner LLC and O'Connor, a distinct business unit of UBS Asset Management (Americas) LLC. The "group" may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the "group," subject to the 9.9% Blockers. As such, the "group" may be deemed to beneficially own in the aggregate 1,925,360 Common Shares, or 9.9% of the outstanding Common Shares, as calculated pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act. On information and belief, the Reporting Person understands that the Named Holders are filing Schedule 13D separately from the Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is a group with the Named Holders or the beneficial owner of any of the Common Shares beneficially owned by any Named Holder for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of Common Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: All transactions in the Common Shares effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. In addition, on June 10, 2025, the Highbridge Funds exercised warrants to purchase an aggregate of 1,000 Common Shares at a price of $1.40 per share.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person and the Highbridge Funds are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares held by the Highbridge Funds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.

The Highbridge Funds currently own an aggregate of (i) 1,079 Common Shares, (ii) $15,975,000 principal amount of 8.99% Convertible Senior Secured Notes due 2028 ("2028 Notes") issued under that certain Indenture, dated as of February 13, 2023, by and between, the Issuer, the Guarantors Party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee, attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023, which has been supplemented by that certain Supplemental Indenture, dated as of November 27, 2024, by and between, the Issuer, the Guarantors Party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee, attached as in Exhibit 99.2 to the Report of Foreign Private Issuer on Amended Form 6-K/A filed with the SEC on November 27, 2024; (iii) $1,434,000 principal amount of 12.00% Convertible Senior Secured Notes due 2027 ("2027 Notes" and together with the 2028 Notes, the "Notes") issued under that certain Indenture, dated as of November 27, 2024, by and among the Issuer, the Guarantors Party thereto, and GLAS Trust Company, LLC, as Trustee and Collateral Trustee, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Amended Form 6-K/A filed with the SEC on November 27, 2024; (iv) warrants to purchase 409,091 Common Shares issued pursuant to that certain Warrant Indenture, dated as of November 27, 2024, by and between the Issuer and TSX Trust Company, attached as Exhibit 2.11 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025; (v) warrants to purchase 793,828 Common Shares issued pursuant to that certain Warrant Indenture, dated as of February 13, 2023, by and between the Issuer and TSX Trust Company, attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023, which has been supplemented by (x) that certain First Supplemental Indenture, dated as of January 12, 2024, by and between the Issuer and TSX Trust Company attached as Exhibit 2.4 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025 and (y) that certain Second Supplemental Indenture, dated as of November 27, 2024, by and between the Issuer and TSX Trust Company attached as Exhibit 2.5 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025; and (vi) warrants to purchase 199,000 Common Shares issued on April 3, 2025 by the Issuer on the terms described in Exhibit 99.1 attached to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 4, 2025.

As further described in Exhibit 99.2 attached to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 6, 2025, the Highbridge Funds entered into an agreement with the Issuer and agreed to defer all interest payments with respect to the Notes until February 15, 2027. As consideration for this deferral, the Issuer will pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes, calculated on the principal amounts of the Notes. All deferred interest, including deferred amounts of additional interest, will accrue interest at the applicable stated rate of interest borne by the applicable series of Notes. All deferred interest (including all interest thereon) will become payable immediately if an event of default occurs under the applicable note indenture prior to February 15, 2027.

The terms of the instruments described in this Item 6 are set forth in the relevant governing document set forth above, the forms of which are included as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6, Exhibit 99.7 and Exhibit 99.8, respectively, hereto, and are qualified in their entireties to the full texts thereof, which are incorporated herein by reference.

As further described in Exhibit 99.1 attached to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023, pursuant to that certain Royalty Agreement, dated as of February 13, 2023, entered into by the Issuer and the initial holders of the 2028 Notes, the Highbridge Funds received a royalty of (i) 0.1765% on "Operating Revenue" from the sale of all cobalt produced from the Issuer's cobalt refinery in Ontario (the "Refinery") payable in the first twelve months following a defined threshold of commercial production, where "Operating Revenue" consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.1765% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. For the Highbridge Funds, royalty payments under the royalty agreements are subject to a cumulative cap of $1,765,000. Payment of the royalty is secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Issuer's assets, and the assets and/or equity of the secured guarantors.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: 2028 Notes Indenture, dated February 13, 2023 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023).

Exhibit 99.2: 2028 Notes Supplemental Indenture, dated November 27, 2024 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Amended Form 6-K/A filed with the SEC on November 27, 2024).

Exhibit 99.3: 2027 Notes Indenture, dated November 27, 2024 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Amended Form 6-K/A filed with the SEC on November 27, 2024).

Exhibit 99.4: Warrant Indenture, dated November 27, 2024 (incorporated by reference to Exhibit 2.11 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025).

Exhibit 99.5: Warrant Indenture, dated February 14, 2023 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023).

Exhibit 99.6: First Supplemental Warrant Indenture, dated January 12, 2024 (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025).

Exhibit 99.7: Second Supplemental Indenture, dated as of November 27, 2024 (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025).

Exhibit 99.8: Form of Warrant, dated April 3, 2025.

## Signatures
- Highbridge Capital Management, LLC: /s/ Kirk Rule, Kirk Rule, Executive Director (07/24/2025)